FRANKLIN OGELE, P.A.

Attorney at Law

Gateway One, 26th FL

Newark, New Jersey 07102

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / Email: franklin@ogelelaw.com

Office: (973) 277 4239	New York (Bar #2364974)
Fax: (862) 772 3985	New Jersey (Bar #00252190)

November 5, 2022

Marion Graham, Esq.

Law Clerk

United States Securities

 nd Exchange Commission

Washington, DC 20549

Re: TechCru Inc.

Offering Statement on Form 1-A Filed October 4, 2022

Amendment No. 1

24-12012

Dear Mr. Graham:

This letter is in response to the Staff letter of October 27, 2022. TechCru, Inc., hereinafter, “Registrant” hereby responds as follows: The paragraphs in italics are from the Staff letter.

Staff Comment No. 1

Offering Statement on Form 1-A Summary of Offering, page 7

1.	Prominently disclose that your CEO will control the company as a result of his holding of the Series A Preferred shares. Highlight that investors will not be able to influence the company, including with respect to the election of directors.

Response to Staff Comment No. 1

Registrant has prominently disclosed in bold letters on page 10 under “Summary of Offering” that investors will not be able to influence the company, including with respect to the election of directors.

Staff Comment No. 2

We note references to Web3, Blockchain, Artificial Intelligence, Augmented Reality, and Virtual Reality technologies. It is unclear how your business intends to develop and sell products relating to these technologies. Please revise to specify how each technology relates to your business. Describe your current phase of development, including any material business operations, for each technology.

Response to Staff Comment No. 2

Registrant has removed throughout the Offering Circular where applicable all references to Web3, Blockchain, Artificial Intelligence. The Amended Form 1-A provides that Registrant plans to focus primarily on the commercialization of certain patent rights in the Augmented Reality and Virtual Reality for the Gaming marketplace.

As to the current phase of our development and material business operations regarding our planned augmented and virtual reality gaming business, we have disclosed the following where applicable throughout the Offering Circular:

“Current Stage of our Business Development

We were incorporated on July 8, 2022. Prior to our incorporation, our officers and directors had been researching the potential growth opportunities of Augmented and Virtual Reality technologies and their applications to the gaming space.

We have since then identified and researched patents held by AR Sports and their applications and determined that the AR Sports intellectual properties could be built upon and commercialized for the gaming marketplace. We subsequently acquired an exclusive license to exploit the market potential of the AR Sports’ patents. These patents were issued in 2019 and 2021, so they are relevant to today’s Augmented and Virtual Reality technologies. We are now at the stage where we have to enter the capital markets to raise money to hire software engineers/programmers and marketing staff to build out and market our gaming platform built around AR Sports patents for mobile applications of augmented and virtual reality technologies in the gaming space to the consuming public. See “Use of Proceeds” for projected allocation of proceeds for the various aspects of our business.”

Staff Comment No. 3

Your offering circular contains broad references to new or developing technologies but includes only a minimal discussion of the company’s business plan. Note that Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that have no specific business plan or purpose or have indicated that their business plan is to merge with or acquire an unidentified company or companies. Please provide more information about the current stage of development of your business and service offerings, the expected capital expenditures required to develop the offerings, and the expected timeline for development.

Response to Comment No. 3

As to the stage of our development and service offerings and expected capital expenditures required to develop the offerings, and the expected timeline for development, we have disclosed the following where applicable throughout the Offering Circular:

“Current Stage of our Business Development

We were incorporated on July 8, 2022. Prior to our incorporation, our officers and directors had been researching the potential growth opportunities of Augmented and Virtual Reality technologies and their applications to the gaming space.

We have since then identified and researched patents held by AR Sports and their applications and determined that the AR Sports intellectual properties could be built upon and commercialized for the gaming marketplace. We subsequently acquired an exclusive license to exploit the market potential of the AR Sports’ patents. These patents were issued in 2019 and 2021, so they are relevant to today’s Augmented and Virtual Reality technologies. We are now at the stage where we have to enter the capital markets to raise money to hire software engineers/programmers and marketing staff to build out and market our gaming platform built around AR Sports patents for mobile applications of augmented and virtual reality technologies in the gaming space to the consuming public. See “Use of Proceeds” for projected allocation of proceeds for the various aspects of our business.”

In addition, we have provided on page 26 of the Amended Offering Circular, a table of Estimated Expenses for the Next Twelve Months.

Staff Comment No. 4

Our Company, Industry and Overview

Emerging Integrated Technologies: Web3 and the Blockchain, page 10

Your disclosure in this section references blockchain and blockchain technology. To help investors better understand this aspect of your business, please disclose whether you have developed your own blockchain and, if so, describe the risks and challenges related to developing and maintaining the blockchain. Alternatively, disclose that you are or will be dependent on another blockchain and address the risks and challenges related to such reliance. Advise whether your business entails, or will entail, the creation, issuance, or use of any crypto assets and, if so, how those crypto assets will be used. We may have further comments.

Response to Comment No. 4

Registrant has removed throughout the Offering Circular where applicable all references to Blockchain/Cryptocurrency. The Amended Form 1-A provides that Registrant plans to focus primarily on the commercialization of certain patent rights in the Augmented Reality and Virtual Reality for the Gaming marketplace.

Staff Comment No. 5

We note your reference to lightweight cryptocurrency wallets. Clarify whether the company intends to offer its own digital wallet. Additionally, disclose whether the company will accept digital assets as payment for services, or will otherwise hold any cryptocurrencies or other digital assets.

Response to Comment No. 5

Registrant has removed throughout the Offering Circular where applicable all references to Blockchain/Cryptocurrency. The Amended Form 1-A provides that Registrant plans to focus primarily on the commercialization of certain patent rights in the Augmented and Virtual Reality for the Gaming marketplace.

Risk Factors

The Company may sell Shares concurrently to certain investors on more favorable terms, page 17

6       We note your disclosure that the Company may, concurrently with this offering, sell shares to certain investors on more favorable terms. Revise to identify the terms and size of any such arrangement. Expand your discussion to address the related risks to investors in this offering. Additionally, please tell us the exemption you intend to rely on for the offer and sale of shares to the other investors and provide us with your analysis of how the concurrent offerings comply with Rule 152.

Response to Comment No. 6

Registrant has removed the disclosure and does not intend to conduct any offering concurrent with the subject offering.

Staff Comment No. 7

Exhibits

7       Given your reliance on the Regulation A exemption from registration to conduct this offering, revise the form of subscription agreement to remove the assertion that the shares being offered are registered under the Securities Act of 1933.

Response to Comment No. 7

Registrant has amended the Subscription Agreement to disclose that Regulation A offering is exempt from the registration requirements of the Securities Act of 1933. See Ex. 10.2 - Amended Subscription Agreement.

Very truly yours.

/s/ Franklin Ogele
Franklin Ogele, Esq.
As Counsel for Registrant

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